CONVERSION AGREEMENT

This Agreement executed on January 3, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Andrew C. Callari (the "Consultant"), with a business address at 600 Anton Blvd., 11th Floor, Costa Mesa, CA 92626.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING FEES CONVERSION: The Consultant has rendered his professional services to the Company regarding the lawsuit against International Business Consulting Gmbh and has rendered 3 (three) invoices (1003, 1016 and 1041) to the Company totaling $10,885 (ten thousand eight hundred eighty-five dollars). The Parties hereby agree to convert $10,885 (ten thousand eight hundred eighty-five dollars), the full amount of this obligation of the Company, into 10,885 (ten thousand eight hundred eighty-five) fully-paid and non-assessable free trading shares, at the conversion rate of $1.00 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

THE COMPANY (COBALIS, CORP.)                THE CONSULTANT (ANDREW C. CALLARI)


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Chaslav Radovich                            Andrew C. Callari
President/CEO